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                             July 23, 2021

       Jonathan Fitzpatrick
       President and Chief Executive Officer
       Driven Brands Holdings Inc.
       440 S. Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 22,
2021
                                                            CIK No. 0001804745

       Dear Mr. Fitzpatrick:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              John C. Kennedy